Skadden, Arps, Slate, Meagher & Flom LLP
333 West Wacker Drive
Chicago, Illinois 60606
July 1, 2008
Mr. Larry Greene
Securities and Exchange Commission
Office of Investment Management
100 F Street, N.E.
Washington, D.C. 20549

Re: Van Kampen Equity Trust -
Preliminary Proxy Statement Pursuant to Section 14(A)
of the Securities Exchange Act of 1934
(the “Proxy Statement”) (File No. 811-04805)
Dear Mr. Greene:
     Thank you for your telephonic comments on June 23, 2008 regarding the Preliminary Proxy Statement on Schedule 14A for Van Kampen Equity Trust, on behalf of its series, Van Kampen Disciplined Small Cap Value Fund (the “Fund”), filed with the Securities and Exchange Commission (the “Commission”) on June 18, 2008 pursuant to Section 14(A) of the Securities Exchange Act of 1934, as amended, and the Investment Company Act of 1940, as amended (the “1940 Act”) (the “General Rules and Regulations”). On behalf of the Fund, we have summarized your comments to the best of our understanding, below which we have provided our response to those comments. Where changes were necessary in response to your comments, they are reflected in the Fund’s Definitive Proxy Statement on Schedule 14A, which will be filed via EDGAR on or about July 1, 2008.
Comments:

Comment 1	Please supplementally disclose whether the Fund supplemented its prospectus to indicate that the Fund’s Board of Trustees had approved a Plan of Liquidation.

Response 1	The Fund filed via EDGAR a prospectus supplement shortly after the Board of Trustees of the Fund approved the Plan of Liquidation of the Fund.

Comment 2	In the first sentence of the second paragraph section entitled “Proposal: Liquidating and Dissolving the Fund Pursuant to a Plan of Liquidation and Dissolution — Description of the Liquidation and Related Transactions,” please add that shareholder will no longer be able to redeem or exchange shares of the Fund.

Response 2	The Fund has added the requested disclosure.

Comment 3	In the third sentence of the fourth paragraph section entitled “Proposal: Liquidating and Dissolving the Fund Pursuant to a Plan of Liquidation and Dissolution — Description of the Liquidation and Related Transactions,” it states that the Fund may withhold sufficient assets to deal with any disputed claims or other contingent liabilities which may then exist against the Fund. Please supplementally disclose whether there is any existing litigation regarding this Fund which may constitute a “contingent liability” in this regard.

Response 3	The Fund is not aware of any existing litigation with respect to this Fund.

Comment 4	In the last sentence of the sixth paragraph section entitled “Proposal: Liquidating and Dissolving the Fund Pursuant to a Plan of Liquidation and Dissolution — Description of the Liquidation and Related Transactions,” is it accurate to state that the Fund will deregister under the 1940 Act since the Fund is a series of a Trust?

Response 4	The Fund has revised the disclosure.

Comment 5	Please supplementally disclose whether the Fund issues certificates for shares.

Response 5	The Fund does not issue certificates for shares.

Comment 6	Please verify that the Fund has incorporated all applicable requirements in Item 14 to Schedule 14A into this Proxy Statement.

Response 6	The Fund believes that it has incorporated all applicable requirements of Item 14 of Schedule 14A into the Proxy Statement.

Comment 7	On the Fund’s proxy card, please ensure that no disclosure appears in all capital letters.

Response 7	The Fund has revised the proxy card so that no disclosure appears in all capital letters.
*               *               *
     The Fund acknowledges that the disclosure included in the Proxy Statement is the responsibility of the Fund. The Fund further acknowledges that the action of the Commission or the staff acting pursuant to delegated authority in reviewing the Proxy Statement does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosures in the Proxy Statement; and that the Fund will not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     Should you have any questions concerning our responses to your comments, please direct them to Elisa Mitchell at (630) 684-6724 or the undersigned at (312) 407-0863.

Sincerely,

/s/ Charles B. Taylor